

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 1, 2006

Via U.S. Mail and Fax
Deli Du
Chief Executive Officer
Deli Solar (USA), Inc.
558 Lime Rock Road
Lakeville, Connecticut 06039

> **Re:** **Deli Solar (USA), Inc.**
> **Amendment No. 2 to Form SB-2**
> **Filed May 22, 2006**
> **File No. 333-129369**

Dear Mr. Du:

We have reviewed your filing and your May 22, 2006 response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Form SB-2

Business, page 27

Recent Development, page 30

1.   It appears from your disclosure on page 30, that the acquisition of Beijing Four Seasons Solar Power Technology Co, Ltd. is a probable, material acquisition for

your company. Please revise to include the historical financial statements of Four Seasons in accordance with Item 310(c) of Regulation S-B.

2.   Further, please revise to include pro forma financial statements in accordance with Item 310(d) of Regulation S-B to show the pro forma effects of your probable acquisition of Four Seasons.

*   *   *   *

As appropriate, please amend your Form SB-2 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please file on EDGAR a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christine Bashaw, Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Derek Swanson, Staff Attorney, at (202) 551-3366, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director

cc: Darren Ofsink
        Guzov Ofsink, LLC
        Via Facsimile: (212) 688-7273